Exhibit 99.1

Financing and Bitmain Prepayment Update
SYDNEY, AUSTRALIA, November 2, 2022 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”, and together with its subsidiaries “the Group”), a leading owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by 100% renewable energy, today announced an update on its financing arrangements as well as a recent opportunity to utilize prepayments made to Bitmain Technologies Limited (“Bitmain”).

Highlights

•
The Group has limited recourse equipment financing arrangements in wholly-owned special purpose vehicles, which have no parent company guarantee or recourse to any other Group entities. There is no other debt in the Group.

•	The Group has $53 million of cash in the bank as at October 31, 2022.[1]
•	These financing arrangements were intentionally structured for prudent risk management to protect the underlying business and data center infrastructure the Group has built.
•
Certain equipment (i.e., Bitcoin miners) owned by the special purpose vehicles currently produce insufficient cash flow to service their respective debt financing obligations, and have a current market value well below the principal amount of the relevant loans. Restructuring discussions with the lender remain ongoing.

•	2.4 EH/s of miners[2] and all of the Group’s data center capacity & development pipeline are unaffected by these financing arrangements.
•	The Group is exploring opportunities to utilize data center capacity that may become available, recognizing:
o	Current scarcity of industry hosting data center capacity
o	Prospect of utilizing $75 million of prepayments already made to Bitmain in respect of an additional 7.5 EH/s of contracted miners for further self-mining.
•
In addition to this financing update, the Company is pleased to announce that it has utilized an additional portion of its prepayments with Bitmain, further reducing unutilized prepayments made to Bitmain from $83 million to $75 million.

Limited Recourse Equipment Financing

The Group has no debt other than the limited recourse equipment financing arrangements described below.

The Company has three wholly-owned special purpose vehicles (referred to as “Non-Recourse SPV 1”, “Non-Recourse SPV 2”, “Non-Recourse SPV 3” and together, “Non-Recourse SPVs”), which were each incorporated for the specific purpose of financing certain miners. As at September 30, 2022, the Non-Recourse SPVs had the following principal amounts outstanding under their respective limited recourse equipment financing facilities:

•	Non-Recourse SPV 1 – $1 million, secured against 0.2 EH/s of miners.
•	Non-Recourse SPV 2 – $32 million, secured against 1.6 EH/s of miners.
•	Non-Recourse SPV 3 – $71 million, secured against 2.0 EH/s of miners.

The lender to each Non-Recourse SPV has no recourse to, and no cross collateralization with respect to, assets of the Company or any other Group entity, including other Non-Recourse SPVs.

Non-Recourse SPVs and their limited recourse equipment financing arrangements were intentionally structured for prudent risk management to protect the underlying business and data center infrastructure the Group has built.

1 USD equivalent, unaudited preliminary balance.
2 Includes 0.2 EH/s of miners owned by Non-Recourse SPV 1 which secure its equipment financing arrangements.

The secured miners owned by each of Non-Recourse SPV 2 and Non-Recourse SPV 3 currently produce insufficient cash flow to service their respective debt financing obligations and, in aggregate:

•	Are currently capable of generating an indicative $2 million of Bitcoin mining monthly gross profit[3], compared to aggregate required monthly principal and interest payment obligations of $7 million.
•	Have a market value which the Company currently estimates to be approximately $65 to $70 million[4], relative to an aggregate $103 million principal amount of loans outstanding as at September 30, 2022.

Non-Recourse SPV 2 and Non-Recourse SPV 3 are engaged in discussions with their lender and reached an agreement for a two-week deferral of scheduled principal payments originally due under both equipment financing arrangements on October 25, 2022, to November 8, 2022.

Unless a suitable agreement is reached with the lender on modified terms for both equipment financing arrangements, the Group does not intend to provide further financial support to Non-Recourse SPV 2 and Non-Recourse SPV 3.

In this case, the Company expects that neither of those Non-Recourse SPVs will be able to make the scheduled principal payment on November 8, 2022, which would result in a default for those Non-Recourse SPVs under their respective limited recourse equipment financing arrangements.5

2.4 EH/s of miners2 and all of the Group’s data centers & development pipeline are unaffected. The Group is exploring opportunities to utilize its data center capacity that may become available in the event the Group elects to no longer provide financial support to these financing arrangements and the lender forecloses on the equipment owned by the relevant special purpose vehicles.  Such opportunities include third-party hosting and self-mining, recognizing:

•	Current scarcity of industry hosting data center capacity.
•	Prospect of utilizing $75 million of prepayments already made to Bitmain in respect of an additional 7.5 EH/s of contracted miners for additional self-mining (see below).

Bitmain Prepayments

On August 1, 2022, the Company announced it had purchased an additional 1.7 EH/s of S19j Pro miners, reducing prepayments made to Bitmain from $130 million to $83 million.

The Company is pleased to announce today that it has utilized an additional portion of its prepayments with Bitmain to purchase additional miners, further reducing unutilized prepayments made to Bitmain from $83 million to $75 million in respect of additional contracted miners.

The Company simultaneously sold the same purchased miners to a third party, resulting in net cash proceeds of $8.6 million, which have been received in full by the Company.6

3 Please see the Coinwarz Bitcoin Mining Calculator (https://www.coinwarz.com/mining/bitcoin/calculator). Assumptions: 3,600 PH/s (hashrate), 118MW (power consumption), $0.065/kWh (assuming observed indicative market hosting rates), 0.50% (pool fees), $20,000 (Bitcoin price), ~264 EH/s (difficulty-implied global hashrate) and 6.35 (Bitcoin Block Reward) – prefilled link here.
4 Based on recent observed Bitmain pricing of $19/TH for S19j Pro miners, noting ~45% of the relevant financed miners are lower efficiency S19j miners.
5 Such default would permit the lender to declare the entire $103 million aggregate principal amount of the relevant equipment financing facilities to be immediately due and payable by Non-Recourse SPV 2 and Non-Recourse SPV 3.  We expect that Non-Recourse SPV 2 and Non-Recourse SPV 3 will not have sufficient funds to repay such equipment financing facilities, in which case such lender could enforce its security interest and foreclose on the Bitcoin miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3, respectively, which could result in the loss of such miners and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant Non-Recourse SPVs.
6 Net cash proceeds is after additional payments to Bitmain in connection with the purchase of such miners. The difference between net cash proceeds to Iris Energy of $8.6 million and the reduction in prepayments made to Bitmain of $8.3 million relates to additional cash benefits received by Iris Energy as part of the transaction.

The remaining $75 million of prepayments the Company has made to Bitmain relate to an additional 7.5 EH/s of S19j Pro miners, which is separate and incremental to the Company’s previously announced 6.0 EH/s of capacity.7

Iris Energy’s Co-Founder & Co-CEO, Daniel Roberts, said:

“The limited recourse equipment financing arrangements have been a recent focus for us. We remain committed to exploring a way in which we may be able to allow the lender to recover its capital investment, however, we are also mindful of the current market and that these arrangements were deliberately structured to minimize any potential impact on the broader Group during a protracted market downturn.”

“With respect to the latest utilization of the Bitmain deposits, this is a testament to the creativity and effort of our team. We look forward to working with Bitmain to secure further mutually beneficial outcomes for both parties on the remaining $75 million of prepayments we have previously paid to them. The receipt of an additional $8.6 million in cash is also helpful in the context of current market conditions and our ongoing planning.”

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

7 Excludes any discount arrangements under the agreement, which may include potential additional miners. The timing and volume of any additional future deliveries under the separate $400 million hardware purchase contract for miners are subject to ongoing discussions with Bitmain. The Company has not made all recent payments under that contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract. The Company can make no assurances as to the outcome of these discussions (including any impact on the Company’s expansion plans or payments made under that contract).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the ability of the Company’s special purpose vehicles to service their debt and the consequences of a failure to make required payments on such debt when due, the impact of discussions with the lender under limited recourse equipment financing arrangements in the Company’s special purpose vehicles, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due, which would constitute a default and, if not cured within the applicable cure period (if any), would permit the lender thereunder to declare the entire principal amount of the relevant loans to be immediately due and payable, in which case we expect that those entities will not have sufficient funds to repay such facilities absent a refinancing, restructuring or modification of the terms of the relevant facility or other relief or waiver from the lender (which those entities may not be able to obtain on commercially reasonable terms or without significant additional cost) and as a result such lender could seek to foreclose on the Bitcoin miners and any other assets securing the relevant loans and would have recourse to the assets of the relevant special purpose vehicle, any of which could result in the loss of such Bitcoin miners, materially reduce the Company’s operating capacity, lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices and global hashrate, which could adversely impact the Company’s financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of October 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https://investors.irisenergy.co/ir-resources/email-alerts.